SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

COAST DENTAL SERVICES, INC.
(Name of Subject Company (Issuer))

COAST DENTAL SERVICES, INC.
(Name of Filing Person (Offeror))

COMMON STOCK, PAR VALUE $.001 PER SHARE
(Title of Class of Securities)

19034H102
(CUSIP Number of Class of Securities)

TIMOTHY G. MERRICK
VICE PRESIDENT – FINANCE AND SECRETARY
2502 ROCKY POINT DRIVE NORTH
SUITE 1000
TAMPA, FLORIDA 33607
(813) 288-1999
(Name, Address and Telephone Number of Person Authorized to
Receive Notice and Communications on Behalf of Filing Person)

COPIES TO:
Edward J. Richardson, Esquire
Shumaker, Loop & Kendrick, LLP
101 East Kennedy Boulevard
Suite 2800
Tampa, FL 33602
(813) 229-7600

[X]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.
[X]	issuer tender-offer subject to Rule 13e-4.
[X]	going private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

EXHIBIT INDEX

ITEM 12. EXHIBITS.

     (a)(1) Text of Press Release dated February 21, 2003 issued by Coast Dental Services, Inc.

EXHIBIT INDEX

EXHIBIT	EXHIBIT
NUMBER	NAME

ITEM 12.	EXHIBITS
(a)(1)	Text of Press Release dated February 21, 2003 issued by Coast Dental Services, Inc.

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EXHIBIT (a)(1)

[LETTERHEAD OF COAST DENTAL SERVICES, INC.]

COAST DENTAL SERVICES, INC. ANNOUNCES
INTENT TO ENGAGE IN SELF-TENDER OFFER

     TAMPA, FLORIDA, February 21, 2003 (after market close) – Coast Dental Services, Inc. (Nasdaq SC :CDEN), announced today that it intends to engage in a self-tender offer to purchase for cash all outstanding shares of its common stock, $.001 par value per share (the “Shares”) at a price of $4.50 per Share, net to seller in cash, without interest (the “Purchase Price”). The tender offer will be subject to the terms and conditions set forth in an Offer to Purchase and in the related Letter of Transmittal, which is expected to be prepared and distributed to shareholders in approximately one to two weeks. Coast Dental expects to use borrowings under a term loan with CapitalSource Finance, LLC and a credit agreement with the Diasti Family Limited Partnership to purchase the Shares.

     On February 21, 2003, the last full trading day before this announcement, the closing price per Share on Nasdaq was $3.25. The Purchase Price represents approximately a 38% premium to the February 21, 2003 closing price.

     As of February 20, 2003, Coast Dental had 2,091,223 Shares issued and outstanding, of which approximately 51% are beneficially owned by Terek Diasti, Coast’s Chief Executive Officer and Chairman, Adam Diasti, Coast’s President and a Director, and an entity which they own a controlling interest in known as the Diasti Family Limited Partnership (the “Continuing Shareholders”). The Continuing Shareholders have indicated that they will not tender their Shares in the tender offer.

     Following completion of the tender offer, Coast Dental intends to delist its Shares from quotation on Nasdaq and terminate the registration of its Shares under the Securities Exchange Act of 1934, as amended, causing Coast Dental to become a private company. The purpose of the tender offer is to provide shareholders with liquidity for their Shares prior to delisting and deregistration.

     A special committee of independent members of Coast Dental’s Board of Directors has approved the tender offer. However, shareholders must make their own decision whether to tender Shares and, if so, how many Shares to tender. None of Coast Dental, the special committee or the Board of Directors makes any recommendation to any shareholder as to whether to tender or refrain from tendering Shares.

     The Offer to Purchase, Letter of Transmittal, and other documents related to the tender offer will be mailed to the shareholders of record of Shares and will be available for distribution to beneficial owners of Shares upon commencement of the tender offer. Shareholders are urged to carefully read these materials before making any decision with respect to the tender offer.

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     THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES OF COAST DENTAL SERVICES, INC.’S COMMON STOCK. COMMENCEMENT OF THE PROPOSED TENDER OFFER IS SUBJECT TO, AMONG OTHER THINGS, COMPLETION OF ALL REGULATORY FILINGS. ANY SOLICITATION OF OFFERS TO BUY COAST DENTAL SERVICES, INC.’S COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS TO BE SENT BY COAST DENTAL SERVICES, INC. TO ITS SHAREHOLDERS ON THE COMMENCEMENT OF THE PROPOSED TENDER OFFER. SHAREHOLDERS SHOULD CAREFULLY READ THOSE MATERIALS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS AND CONDITIONS OF THE TENDER OFFER. SHAREHOLDERS MAY OBTAIN COPIES OF THE OFFER TO PURCHASE, RELATED MATERIALS AND OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION THROUGH THE COMMISSION’S WEB SITE AT WWW.SEC.GOV WITHOUT CHARGE.

     This press release includes statements that are not purely historical and are “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the Coast Dental expectations, beliefs, intentions or strategies regarding the future. All statements other than historical facts contained in this press release are forward looking statements. These forward looking statements involve a number of risks and uncertainties. All forward looking statements included in this press release are based on information available to Coast Dental on the date hereof, and Coast Dental assumes no obligation to update such forward looking statements. Although Coast Dental’s management believes that the assumptions and expectations reflected in such forward looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.

CONTACT:	Coast Dental Services, Inc., Tampa Terek Diasti, 813/288-1999

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